THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

Faxed: 202-772-9368

May 17, 2007

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE: Chancery Resources, Inc.
Form SB-2 Registration Statement
SEC File No. 333-141440

Dear Mr. Schwall:

In response to your letter of comments dated April 2, 2007, please be advised as follows:

Fee Table

1. The language below the fee table has been revised to refer to "Rule 457."

Cover Page

2. The language, "future actions by creditors in the subscription period could preclude or delay in refunding money." has been deleted. Under the law, we are not mandated to use an escrow account. See Reg. 15c2-4 of the Securities Exchange Act of 1934. Prompt return of funds only appears therein. The language reflects that it is unlawful to represent that funds will promptly be returned and then not do it. The Company will promptly return the funds if the minimum is not met. Further discussion or assurances are unnecessary.

Mr. H. Roger Schwall
Securities and Exchange Commission
RE: Chancery Resources, Inc.
Form SB-2 Registration Statement
SEC File No. 333-141440
May 17, 2007

I'd like to take a moment to discuss the response to this comment and comments 2, 3, 4 and 5. The language you refer to in the aforementioned comments has been added to the registration statement as a result of comments I have from received from your branch and other SEC branches over the last ten years. I can not justify the rationale for the included language since it was requested by your branch and other SEC branches. With respect thereto, the included language can be removed or modified. I have provided, modified or removed the language to the extent requested and as the Company deems appropriate.

3. The language requested has been provided.

4. The language referred to has been deleted.

Plan of Distribution

5. The language requested has been removed.

Management's Discussion and Analysis or Plan of Operation

6. The language has been reconciled.

Our Proposed Exploration Program

7. The statement has been clarified.

Exhibit 5.1

8. The language has been revised.

9. The language has been deleted.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

CCL:jtb